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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,          March                                        2006
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Commission File Number     000-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

       Form 20-F                     Form 40-F      X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No  X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press Release dated March 26, 2006.



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For Immediate Release                                             March 26, 2006
                                                                      RM: 5 - 06


                  MIBAM Approves the Las Cristinas Gold Project

TORONTO, ONTARIO, March 26, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) reported today that at meetings convened by the Corporacion Venezolana de Guayana ("CVG"), Crystallex was informed by the CVG it has received official notice from the Ministry of Basic Industry and Mining ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas gold exploitation project. In addition, Crystallex has received formal confirmation of this approval directly from MIBAM itself.

The official approval of the project by MIBAM is based on the original terms and conditions of the underlying Mine Operating Agreement ("MOA") signed between the CVG and Crystallex in September 2002. Approval by MIBAM of the Las Cristinas gold project is a critical milestone as it brings final resolution to the technical, economic and financial parameters of the Las Cristinas gold project as established in the Crystallex Feasibility Study. Through the MIBAM approval, the Government of Venezuela has officially sanctioned the Las Cristinas gold project from the technical, economic and financial perspective. The project will be of significant importance to the State of Bolivar and the Republic of Venezuela.

Todd Bruce, Crystallex President and Chief Executive Officer said, "This formal approval by MIBAM represents the crucial cornerstone for the development of the Las Cristinas gold project and also represents the final external input required by the Ministry of the Environment and Natural Resources ("MARN") to complete the permitting process. We anticipate receiving this MARN permit in the near term which will allow us to immediately begin construction of the Las Cristinas Gold Project."

Detailed engineering and design for the Las Cristinas project is essentially complete and approximately US$179 million has been committed, including US$94 million already spent, under contract for equipment purchase orders comprising all long lead items such as the mining fleet, crushers and grinding mills, as well as various construction and service contracts. The mining fleet is ready and in storage on the docks in Houston, USA and Antwerp, Belgium and all the other major equipment items are also on schedule in terms of fabrication and delivery.

Upon receipt of the final permit from MARN, Crystallex will commence construction of the base case 20,000 tonnes per day ("tpd") operation which should see initial production commence in early 2008 at an average level of approximately 300,000 ounces of gold annually over the first five years. With
13.6 million ounces of proven and probable gold reserves, in excess of 17.7 million ounces of measured and indicated gold resources and an additional 4.5 million ounces of inferred gold resources (Crystallex News Release dated February 13, 2006), Crystallex plans to assess opportunities to double the scale of operations to 40,000 tpd based on the previously completed

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40,000 tpd expansion pre-feasibility study which would see annual gold production average approximately 500,000 ounces.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

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NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CRYSTALLEX INTERNATIONAL CORPORATION
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                                                   (Registrant)

Date:  March 27, 2006                   By:  /S/ DAN HAMILTON
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                                             Name:  Dan Hamilton
                                             Title: Chief Financial Officer